2022 ANNUAL REPORT

NorthWestern® Energy

Delivering a Bright Future

SERVICE TERRITORY


HAVRE
KALISPELL
GREAT FALLS
MISSOULA
HELENA
BUTTE
BOZEMAN
BILLINGS
MONTANA
YELLOWSTONE NATIONAL PARK
NORTH DAKOTA
SOUTH DAKOTA
ABERDEEN
BROOKINGS
HURON
MITCHELL
YANKTON
WYOMING
NEBRASKA
NORTH PLATTE
GRAND ISLAND
KEARNEY
Electric
Natural Gas
Wind Farm
Hydro Facilities
Thermal Generating Plants
Thermal Plant Under Construction
Natural Gas Reserves
Peaking Plants

NorthWestern Energy provides electricity and natural gas in the upper Midwest and Northwest, serving approximately 764,200 customers in Montana, South Dakota, Nebraska and Yellowstone National Park. Our business consists of federal- and state-regulated operations, including electric and natural gas distribution and transmission, electric generation and natural gas production.

	YEAR-END SHARE PRICE	BASIC EARNINGS PER SHARE	DIVIDENDS PER SHARE	NET PROPERTY, PLANT & EQUIPMENT (IN BILLIONS)
2018	$59.44	$3.94	$2.20	$4.52
2019	$71.67	$4.01	$2.30	$4.70
2020	$58.31	$3.07	$2.40	$4.95
2021	$57.16	$3.61	$2.48	$5.25
2022	$59.34	$3.28	$2.52	$5.66

MT ELECTRIC

398,200 customers in 221 communities

6,597 miles of transmission lines

18,534 miles of distribution lines

882MW nameplate owned power generation

SD ELECTRIC

64,700 customers in 116 communities

1,308 miles of transmission lines

2,342 miles of distribution lines

446 MW nameplate owned power generation

MT NATURAL GAS

209,100 customers in 118 communities

5,099 miles of distribution pipelines

2,235 miles of intrastate transmission pipelines

18 Bcf gas storage

35 Bcf owned proven natural gas reserves

SD NATURAL GAS

49,200 customers in 80 communities

1,724 miles of distribution pipeline

55 miles of intrastate transmission pipelines

NE NATURAL GAS

43,000 customers in 4 communities

821 miles of pipelines

◄ Our 58-megawatt Bob Glanzer Generating Station in Huron, South Dakota, came online in 2022, providing on demand resources to support the variability of wind and solar projects coming onto our system and help serve our customers during extended periods of peak demand. The historic photo shows our Aberdeen Generation Plant in the late 1920s.



LETTER FROM THE CEO

In 2023, we are celebrating the centennial of Northwestern Public Service, the company that transformed into NorthWestern Energy. In 1923, two utilities in Nebraska and two in South Dakota, with roots dating back to 1909, merged to form the Northwestern Public Service Company. Northwestern Public Service grew alongside the communities it served, electrifying the prairies of South Dakota and providing natural gas to homes and businesses in both South Dakota and Nebraska.

In 2012, we celebrated Montana Power's centennial. The Montana Power Company was founded in 1912 through the merger of several regional energy companies.

In 2002, NorthWestern Corporation purchased the Montana Power Company's transmission and distribution system, forming NorthWestern Energy. In the years since,

the combination of two proud energy companies has formed one large family.

As we look back over the last 100 years, much has changed at NorthWestern Energy – we have transformed from a small utility a century ago into a financially sound and operationally excellent energy company. Other things have not changed. For more than 100 years, NorthWestern Energy has been committed to meeting its mission of "working together to deliver safe, reliable and innovative energy solutions that create value for our customers, communities, employees and investors." Our vision, "enriching lives through a safe, sustainable energy future," is upheld by the three pillars of our strategy: reliability, affordability and sustainability. Our commitment to these pillars has been unwavering during the last 100 years and will continue to be in the next 100 years.

CELEBRATING 100 YEARS
1923-2023

 



RELIABILITY

We offer solid system reliability and are dedicated to keeping customer interruptions to a minimum. In 2022, on average, our customers experienced less than 120 minutes of outage time across our service territory. This represents 99.98% reliability and first-quartile performance compared to our industry peers. This is notable, among other reasons, because of the rural nature of our service territory. Across our service territory, we have nearly 18,000 miles of rural lines, representing nearly 90% of our distribution system, with fewer than 50 customers per mile of line. We are one of the few utilities who can say we have more power poles than customers.

Our capital investments prioritize reliability. In 2022, NorthWestern Energy put approximately $580 million into capital investments in the system that serves our customers and spent $390 million in operations, maintenance, and general expenses across our service territory.

Adequate generation capacity is key to delivering reliable,

affordable energy to our customers, and we continue to be concerned about securing adequate energy capacity for the future, especially in Montana. Traditional baseload generation, such as coal, has and will continue to be retired in the Northwest and throughout the West, resulting in capacity shortages when energy demand is high. NorthWestern Energy's Montana portfolio is currently significantly short of the capacity resources needed to meet our customers' peak energy demands. Our heavy reliance on the market to fill the gap to meet our customers' energy demands exposes them to volatile market prices.

In Montana, we're addressing our capacity needs by building our new Yellowstone County Generating Station. The 175-megawatt Yellowstone County Generating Station will generate energy on-demand, and provide cost-effective, reliable and environmentally responsible energy. This new resource will be able to respond quickly to fluctuations in customer demand and help support the variability of wind and solar generation.

1912 Through a merger of four regional electric companies that in turn had acquired more than 40 smaller companies, The Montana Power Company was formed. The new company's primary source of energy supply was a series of hydroelectric generating stations dating back to 1890.

1923 The incorporation of Northwestern Public Service brings together two utility companies in Nebraska and two in South Dakota.

1924-1941 Northwestern Public Service continues to purchase dozens of local and regional energy companies in South Dakota and Nebraska. This includes manufactured gas, coal and oil-generating properties.



▲ *A group of linemen poses in 1935 (left) and a group of lineman poses with our 500-kilovolt transmission line near Harlowton, Montana.*

In addition, we recently announced our acquisition of Avista's 15% ownership (222 megawatts) in Colstrip for no upfront cost, effective Dec. 31, 2025. NorthWestern Energy currently relies on market purchases to meet 40-50% of peak energy demand for our Montana customers during extreme weather events. Additional on-demand resources dedicated to our Montana customers, such as the Yellowstone County Generating Station (expected to begin serving customers in 2024) and the additional ownership of 222 megawatts of Colstrip (starting 2026) are critical for reliable, affordable service and move us from a capacity deficit to being resource adequate through the remainder of the decade.

To help ensure our Montana customers have reliable service when they need it the most and at reasonable costs, in December 2022, NorthWestern Energy announced our intention to join the Western Resource Adequacy Program (WRAP) in either 2025 or 2026. the Western Resource Adequacy Program (WRAP); participation beginning in 2025 or 2026. This program, managed by the Western Power Pool, allows energy

company members to leverage the diversity of weather conditions and resources across the West when planning for resource adequacy, and provides expanded access to capacity reserves during times of peak energy demand. NorthWestern Energy had an active role in planning this new program, which is organized as a nonprofit with more than 40 energy company members. The acquisition of additional ownership in Colstrip and the added capacity of Yellowstone County Generating Station give us the adequate capacity to participate in WRAP.

In June 2022, we commissioned the new 58-megawatt natural gas-fired electric Bob Glanzer Generating Station near Huron, South Dakota, which provides flexible, on-demand energy generation to reliably serve our South Dakota customers with affordable energy. The new $83.1 million generating station is a resource for reliable service in all weather conditions when our customers need energy the most, during extended periods of peak demand. The Bob Glanzer Generating Station's six Caterpillar reciprocating internal combustion engines are a highly efficient, lean-burn design, which takes less fuel to

1927 The company donates one of its outdated 225-horsepower generators to Gutzom Borglum, the artist who, at the time, was carving Mount Rushmore with a jackhammer.

1931 Montana Power Company entered the natural gas business and built nearly 250 miles of 20-inch transmission pipeline from Cut Bank gas fields to the mines in Butte; and over a 33-year period built residential systems in Great Falls, Helena, Missoula, Kalispell, Butte, Anaconda, Dillon, Havre, Billings and Bozeman.

1930s-1950s Northwestern Public Service and Montana Power Company promote electricity use by selling and demonstrating electric appliances.



▲ *Our Grand Island, Nebraska office is pictured in the 1930s and in 2022.*

generate electricity. This same technology will be used in our Yellowstone County Generating Station.

Our service territory had a number of extreme weather events in 2022 in all states we serve.

In May, a derecho, a widespread, long-lived wind storm with a band of rapidly moving thunderstorms, hit our South Dakota territory, damaging property, including our infrastructure. About 9,500 NorthWestern Energy customers lost power during the May 12 storm. Our crews worked around the clock for several days after the storm. By the evening of May 13, about 24 hours after the storm, they had restored power to more than 85% of our impacted customers and continued to work until everyone's power was restored. A couple months later, South Dakota was hit by another derecho that left customers across our service territory without power. Once again, our crews worked around the clock until power was restored.

In June, historic flooding washed out bridges and roads and caused severe property damage in several areas of Montana and in Yellowstone National Park, which was forced to close its gates. NorthWestern Energy line crews,

hydro facility personnel, engineers and support services worked closely with state and local emergency personnel in impacted communities, monitoring flood conditions, repairing damaged power and natural gas lines and restoring service as quickly as possible, safely.

During extreme cold in February and again in December, our natural gas and electric systems both performed reliably. During both events we set new record high peak demands. We had minimal issues, which is notable, especially considering our balancing area peak electric load was 5% higher than the previous peak in the summer of 2022 and our gas transmission peak customer use was 12% higher than the previous peak in February of 2021.

Our system's performance was excellent during derechos in South Dakota, historic flooding in Montana and extreme cold across our territory. This exceptional storm response was acknowledged with an award from our peers who participate in the Edison Electric Institute (EEI). Though it was clearly an honor to be acknowledged, this type of response is what we expect from our incredible employees.

 **1932-1940** During the Great Depression, Northwestern Public Service lowers rates five times over eight years.

 **1941** Northwestern Public Service gives into public pressure and sells its electric utility holdings to the state of Nebraska for public ownership. NPS uses its payment from this sale to purchase natural gas operations in Kearney, North Platte and Grand Island, Nebraska.

1946 Northwestern Public Service becomes an independent investor-owned energy company.

 **1953** Northwestern Public Service begins to purchase power from Missouri River dams built as part of the federal Flood Control Act of 1944.



AFFORDABILITY

At NorthWestern Energy, our goal is to provide our 764,200 customers reliable energy at the lowest long-term cost. Our typical residential customer bills for both electric and natural gas are below the national average. A typical NorthWestern Energy electrical bill, based on a customer using 750 kilowatt hours per month, is $91 in Montana and $106 in South Dakota, compared to a national average of $124. A typical gas bill, based on a customer using 100 therms per month, is $105 in Montana, $96 in South Dakota, and $148 in Nebraska, compared to a national average of $156.

Compared to other price increases over the last century, electricity remains incredibly affordable. Since 1922, the cost of eggs has gone up close to 900% and the price of the electric range used to cook those eggs has gone up 436% in the same time frame. Meanwhile, the cost per kilowatt hour to power that range has increased only 20% (10 cents/kwh to 12 cents/kwh) in the last 100 years.

Another way to look at the affordability of energy is that the typical customer pays $5 to $7 per day to power their home. (Electricity is $3 to $4 per day, and natural gas is $2 to $3 per day). That's the amount many people spend on a daily latte. In comparison, the cell phone bill for a family of four is about $5 to $11 per day.

NorthWestern Energy maintains a very robust cost control program. In fact, we experienced the lowest non-fuel operating, general and administrative expense profiles among our small- to mid-sized utility peers as measured on a cost per customer, cost per employee and cost per dollar of rate base investment as of the end of 2021.

We keep costs affordable by designing our executive pay program to align the long-term interests of our executives, shareholders and customers. Our CEO's total compensation was approximately 76% of the median total compensation (excluding change in pension value) of the CEOs in our 2022 peer group. Our named executive officers had an average compensation per named executive officer that was less than all but four of the other 12 companies in that same peer group. In 2022, approximately 79% of the compensation of our CEO and about 65% of the compensation of our other named executive officers is at

1954-1955 Northwestern Public Service passes along $358,000 in savings to its customers thanks to the cheaper hydroelectric power the company is able to purchase.

1961 Northwestern Public Service purchases 10 electric franchises for South Dakota towns previously served by Central Electric & Gas, expanding the company's territory from Woonsocket to Chamberlain.

1968 Corette Generating Plant is completed near Billings, Montana Power Company's first coal-fired generating plant.



▲ *A natural gas crew poses with their trucks in Butte (left). Today, natural gas is still an affordable, reliable and safe fuel source.*

risk in the form of performance-based incentive awards. Our board of directors establishes the metrics and targets for these incentive awards, based on advice from the board's independent compensation consultant.

We work to lower customer costs even further through our energy efficiency programs, offered under the NorthWestern Energy sub-brand of Efficiency Plus, or E+. Helpful energy savings tips, videos and other resources are available to assist our customers with their energy efficiency efforts. In addition, Montana customers fund energy efficiency as a least-cost resource in supply rates and through the Universal System Benefits Charge (USBC). Current programs include rebates for our commercial electric customers, along with custom incentives for electric and natural gas commercial and industrial facilities, and free energy audits for qualifying homes and small businesses. Through a contract with the Montana Department of Public Health and Human Services, homes of income-qualified customers receive free weatherization services. A few small-scale renewable projects at non-profit and government/public buildings also receive incentives funded through the USBC.

To further add value to our services, NorthWestern Energy

is committed to supporting the communities we serve by playing a major role in economic and community development. NorthWestern Energy generated nearly $2.9 billion in total economic impact across our service area in 2022, as determined by Bozeman, Montana-based Circle Analytics. We have an economic development team whose mission is to help retain existing jobs, promote business expansion and recruit new businesses in the communities we serve. This is accomplished alongside the support of local and statewide economic development entities and initiatives, and partnering with community, state and national leaders in the regions we serve. We offer an Impact Analysis Grant Program to provide free impact studies for cities, counties, economic development organizations and key accounts within our service territory. We also support our communities through charitable giving. In 2022, we gave nearly $2.1 million in donations, sponsorships, scholarships and economic development.

While maintaining affordability, we are also committed to providing our investors a competitive return. While we faced a number of inflationary and interest rate headwinds in 2022 resulting in a 2% decline in net income, we were able to increase our dividend by 1.6% and provide a competitive total shareholder return of 8.5%.

1973 Jointly owned coal-fired Colstrip Units 1-4 and twin 500 kV transmission lines are built from 1973-1986.

1975 Northwestern Public Service and other ownership partners complete construction of the Big Stone Plant, a 400-megawatt coal-fired electric generating plant near Milbank, South Dakota.

1979 The 75-megawatt Neal 4 coal-fired generation plant near Sioux City, Iowa, comes online.

1981 The 410-megawatt Coyote I plant near Beulah, North Dakota, comes online.



SUSTAINABILITY

Sustainability means meeting today's needs while planning for tomorrow's as well. While we are committed to being good stewards of the environment, our sustainability efforts go far beyond our environmental programs. Sustainability also encapsulates safety, employee engagement and financial strength.

In 2022, we announced our commitment to achieve net carbon neutrality in our electric and natural gas operations by 2050. This will allow us to do our part, as a relatively small company serving a large and dynamic region, to help achieve the goal of limiting the global temperature increase to less than 2° Celsius (3.6° Fahrenheit). NorthWestern Energy's 2022 electric generation portfolio, including our owned and contracted resources, is already 55% carbon free. We are proud of our diverse generation fleet of hydro, wind, solar, natural gas and coal resources. Each has a role to play in serving our customers reliable and affordable energy. While some other utilities are promising to reach net zero emissions sooner, we chose 2050 to ensure we're adopting new technology once it's operationally sound and cost-effective. Until longer duration carbon-free resources are available and cost-

effective, we are likely going to need natural gas fired generation to supplant the output and capacity provided by our coal resources.

The Bob Glanzer Generating Station, the future Yellowstone County Generating Station and Colstrip are important pieces of our Net Zero by 2050 commitment, allowing us to integrate even more renewable resources to our system with support for the variability of wind and solar generation, as well as providing 24/7 on demand generation. We will continue to need this type of generation in order to meet our obligation to provide reliable, affordable and safe energy services. No other resource meets both long-term climate goals and is capable of delivering multi-day, on-demand energy needed to keep service reliable during extreme weather.

Over time, we expect that the natural gas plants and other thermal generation on our system will be used less frequently, as new cleaner, cost-effective resources become available. We expect to add no new carbon-emitting resources to our portfolio after 2035. As these plants operate less, they will, of course, emit less carbon.

1994 Northwestern Public Service expands into propane, technology, telecommunications and heating, ventilation & air conditioning businesses nationwide.

1998 Northwestern Public Service changes its name to NorthWestern Corporation.

1999 After Montana utility deregulation legislation passed in 1997, all of Montana Power Company's electric generation assets are sold.

2002 NorthWestern Corporation purchases the Montana Power Company transmission and distribution system, forming NorthWestern Energy. The company now provides electric and natural gas service to customers in Montana, Nebraska and South Dakota.

▲ *Welding equipment has changed substantially in the last century.*

Nonetheless, we believe some of our natural gas resources will occasionally be needed beyond 2050 to meet customers' peak energy needs. To achieve net zero, we will procure available carbon offsets and use cleaner fuels like renewable natural gas (RNG).

We hold minority ownership in each of our coal plants and do not have the ability to dictate the ultimate retirement date of these facilities. At both our Colstrip plant in Montana and our Coyote plant serving customers in South Dakota, majority owners are planning to exit the facilities earlier than the current expected useful life date. This puts us in a difficult situation since these resources are cost-effective means to provide energy during critical times. It is our hope to operate the Colstrip and Coyote coal plants through their useful lives, and then replace them, at the right time and price, with newer and proven carbon-free technologies which we believe will be available in the future. We see

our coal plant resources as a necessary and critical bridge to long-duration, clean resources and technologies not yet developed. The additional capacity in Colstrip we are acquiring from Avista will help this situation, but until we have a majority ownership in Unit 4 we do not have full control of its useful life.

Beyond our Net Zero goal, we remain committed to environmental sustainability. At NorthWestern, we have a dedicated environmental team that is actively involved in the planning process of new projects, whether it's planning new transmission lines, licensing requirements of our hydroelectric plants, or new energy resources being added to our supply portfolio. With every business decision, we consider the environmental consequences of that decision. Complying with environmental regulations is an integral part of NorthWestern's everyday business and one of our core SERVICE values: Safety, Excellence,

 **2008** NorthWestern Energy places its share of Colstrip Unit 4 into rates to serve Montana customers.

 **2011** NorthWestern Energy completes construction of the Dave Gates Generating Station, a 50-megawatt, gas-fired turbine facility near Anaconda, Montana. NorthWestern Energy begins construction of a 60-megawatt, gas-fired peaking plant in Aberdeen, South Dakota.

 **2012** NorthWestern Energy purchases the 40-megawatt Spion Kop Wind Farm in northcentral Montana and celebrates 100 years of service in Montana.

2013 NorthWestern Energy completed the 52-megawatt Aberdeen Peaker Plant.



Respect, Value, Integrity, Community and Environment.

Safety is the first of our SERVICE values. It is an integral part of sustainability at NorthWestern Energy. We do not compromise safety. We are committed to public safety and to the safety of our employees. We conduct on-going inspections of our natural gas infrastructure, looking for signs of leaks and corrosion. NorthWestern owns and operates more than 9,900 miles of natural gas pipelines, and the safety and integrity of these pipelines is our top priority. We also have no cast iron or non-protected steel pipe, and our natural gas system ranks in the top quartile for the materials used. In 2022, we spent $1.6 million to deliver our safety messages to audiences of all ages. Among our employees, NorthWestern has a strong safety culture. We watch out for each other, and we keep each other safe. In the last decade, we've seen a consistent drop in our lost time incident rate and our OSHA recordable rate.

Our employees are our most valuable asset, and employee retention and engagement is an important part of sustainability. In order to attract and retain the best employees, we offer attractive salaries, a performance-based annual incentive program, a retirement plan with a robust company match, physical and mental health programs, generous paid time off allotments and several medical, dental, vision and mental health insurance program options with significant company contributions to offset employee costs. We also realize the ethical and strategic innovation benefits of a diverse and valued workforce, which is why we've adopted an internal Diversity and Inclusion Plan. Bringing together employees of different backgrounds and perspectives makes our teams stronger and more innovative.

2014 NorthWestern Energy purchases 12 hydroelectric facilities in Montana with a total generation capacity of 439 megawatts.

2015 NorthWestern Energy added the 80-megawatt Beethoven Wind Farm to our generation portfolio.

2018 NorthWestern Energy purchases the 9.7-megawatt Two Dot Wind Farm near Two Dot, Montana.

2022 NorthWestern Energy's new 58-megawatt Bob Glanzer Generating Station comes online, providing reliable, affordable energy to our South Dakota customers.

2023 NorthWestern Energy celebrates 100 years of service in Nebraska and South Dakota.

CHANGES IN 2022

2022 brought many changes for NorthWestern Energy. In mid-2022, we welcomed Kent Larson to our board of directors. Kent has more 38 years of experience in the energy industry with Xcel Energy, retiring in 2020 as its executive vice president and group president. He directed overall operations for Xcel Energy, including overseeing $45 billion of assets and 8,000 employees, as well as providing strategic direction and leadership to the company's generation, transmission, distribution, gas, energy trading and supply chain businesses.

We said goodbye to CEO Bob Rowe and General Counsel and Vice President – Regulatory and Federal Government Affairs Heather Grahame who both retired at the end of the year. Bob served in his position for 14 years, and I am honored to serve as his successor. Heather was succeeded by Shannon Heim as General Counsel and Vice President - Federal Government Affairs and Cyndee Fang as Vice President – Regulatory. Shannon previously served as NorthWestern's Director – Regulatory Corporate Counsel, and Cyndee served as Director – Regulatory Affairs.

In September, Curt Pohl, who has served as a NorthWestern executive for the past 24 years, including as Vice President – Distribution over the past 11 years, became Vice President – Asset Management & Business Development, which is a new executive leadership role for NorthWestern. Jason Merkel moved into an executive leadership role and succeeded Curt as Vice President – Distribution, after serving in multiple lead operational roles for the company over the past 29 years, including most recently as General Manager – Operations and Construction.

While we celebrate our history, as a company, we also work to embrace change and lead through innovation. At the core of our company are our values, which have remained the same in the last century and will endure into the next. Regardless of what changes over the next 100 years, our pillars of reliability, affordability and sustainability will remain the cornerstone of how we do business at NorthWestern Energy.

Here's to another 100 years of delivering a bright future.



Brian Bird, President and Chief Executive Officer

BOB AND HEATHER, THANK YOU FOR YOUR YEARS OF SERVICE



Bob Rowe joined NorthWestern Energy as CEO in 2008, bringing more than 20 years of energy industry experience to our company. During his tenure, Bob increased our critical energy infrastructure; developed a diverse supply of energy resources, including clean energy resources; modernized our grid to increase the reliability and flexibility of our energy delivery system; and, most importantly, fostered a culture built on results, services, safety, learning and caring.



Heather Grahame came to NorthWestern Energy in 2010 as General Counsel and Vice President – Regulatory and Federal Government Affairs. She has represented energy companies since the early 1990s and practiced law since 1984. In her position, Heather was responsible for all in-house and outside legal activities, all state regulatory affairs, federal government affairs, risk management, contracts, and South Dakota and Nebraska government affairs. Outside of work, Heather is a world-class triathlete, and brought that same tenacious energy to her position at NorthWestern.

EXECUTIVE TEAM



Brian Bird
President and Chief Executive Officer
Responsible for corporate development and operations, including electric and natural gas transmission and distribution, energy supply, customer care, and technology. Previously Chief Financial Officer from 2003-2021, and President and Chief Operations Officer from 2021-2022. In current position since 2023. Experience with energy and other large industrial companies since 1986.



Crystal Lail
Vice President and Chief Financial Officer
Responsible for accounting, financial reporting, payroll, accounts payable, regulatory accounting, SOX controls, treasury, internal audit, enterprise risk management, financial planning and analysis, tax, investor relations, compensation and benefits. Current position since 2021; utility industry since 2003.



Shannon Heim
General Counsel and Vice President - Federal Government Affairs
Responsible for all in-house and outside legal activities, federal government affairs, risk management and contracts. Joined NorthWestern in 2020; in current position since 2023.



Michael Cashell
Vice President - Transmission
Responsible for all electric transmission and natural gas transmission and storage operations. Current position since 2011; utility industry since 1986.



John Hines
Vice President - Supply and Montana Government Affairs
Responsible for electric and natural gas planning, procurement and generation operations and the environmental function. Current position since 2011; utility industry since 1989.



Cyndee Fang
Vice President - Regulatory
Responsible for all state regulatory affairs, energy efficiency, sustainability and South Dakota and Nebraska government affairs. Current position since 2023; utility industry since 2003.



Jason Merkel
Vice President - Distribution
Responsible for electric and natural gas distribution operations. Current position since 2022; utility industry since 1993.



Curtis Pohl
Vice President - Asset Management and Business Development
Responsible for distribution and transmission asset management, project management and business development. Current position since 2022; utility industry since 1986.



Bobbi Schroeppel
Vice President - Customer Care, Communications and Human Resources
Responsible for customer care, economic development, key account management, community relations, safety, labor relations, corporate communications and human resources. Current position since 2002; utility industry since 1994.



Jeanne Vold
Vice President - Technology
Responsible for technology and telecommunications operations. Current position since 2021; utility industry since 1999.

BOARD OF DIRECTORS



Dana Dykhouse

Sioux Falls, South Dakota

Chief Executive Officer of First PREMIER Bank

- *Chairman of the Board*
- *Committees: none*
- *Director since Jan. 30 2009*



Brian Bird

Sioux Falls, South Dakota

President and Chief Executive Officer at NorthWestern Corporation

- *Director since Jan. 1, 2023*



Anthony Clark

Ashbury, Virginia

Senior Advisor at the law firm of Wilkinson Barker Knauer LLP and former Commissioner at FERC and NDPSC

- *Committees: Nominating and Governance, Human Resources*
- *Director since Dec. 6, 2016*



Jan Horsfall

Colorado Springs, Colorado

Chief Operations Officer at Sparq Games, Inc.

- *Committees: Operations (Chair), Audit*
- *Director since April 23, 2015*



Britt Ide

Bozeman, Montana

Chief Executive Officer of Ide Energy & Strategy

- *Committees: Nominating and Governance, Human Resources*
- *Director since April 27, 2017*



Kent Larson

Shoreview, Minnesota

Retired Executive Vice President and Group President, Xcel Energy

- *Committees: Audit and Operations*
- *Director since July 28, 2022*



Linda Sullivan

Moneta, Virginia

Retired Executive Vice President and Chief Financial Officer of American Water

- *Committees: Audit (Chair), Operations*
- *Director since April 27, 2017*



Mahvash Yazdi

Rancho Palos Verdes, California

President of Feasible Management Consulting

- *Committees: Human Resources (Chair), Operations*
- *Director since Dec. 1, 2019*



Jeffrey Yingling

Kenilworth, Illinois

Partner, Energy Capital Ventures

- *Committees: Nominating and Governance (Chair), Audit*
- *Director since Oct. 29, 2019*

BOARD'S PERSPECTIVE

NorthWestern Energy's Board of Directors is proud to present this Annual Report to our stakeholders. Customer and employee safety, affordability and reliability, environmental stewardship, competitive return to investors, and providing a work environment for our employees to thrive and prosper continue to be the driving forces of our efforts.

To accomplish this, it is imperative that we provide balance to the four primary stakeholders of our business. The Board understands that the appropriate balance is what underpins our future growth and success. We categorize our stakeholders as follows:

- Customers & Communities
- Investors
- Regulators
- Employees

To Our Customers & Communities: We take pride in providing an essential service to our customers and the communities we serve. We have a responsibility to provide safe, affordable and reliable electric and natural gas service to heat and cool homes, power businesses, hospitals and schools, and provide service that, when the switch is flipped, the lights come on. We are proud to provide these services to our customers at rates below the national average.

Our service territory has extremes in weather that can be life threatening. Therefore, long-term reliability at reasonable costs drives our energy infrastructure and resource decisions. In recent years, we have heard the call for more renewable energy sources. Today, NorthWestern has one of the most climate-friendly electric generation portfolios in the nation due to our hydro, wind, solar and storage facilities. In 2022, approximately 55% of the energy delivered to our customers comes from these emission-free sources.

As the contribution from renewable energy grows, we have a responsibility to not compromise safety and reliability. The lights must come on, our homes must stay warm and the businesses and essential service providers must be able to continue to serve our communities!

To Our Investors: The utility industry is a capital-intensive business. It requires large, long-term investments to develop and maintain the infrastructure needed to serve our customers. This capital comes in the form of debt and equity from various investors and banks. It is imperative that we provide you a competitive rate of return, otherwise we know that you will invest your money elsewhere.

In the next five years, NorthWestern will invest in critical infrastructure. Most of that investment will be in poles, transformers, sub-stations, and gas lines on our transmission and distribution networks. In addition, smart meters and system control technologies allow our transmission and distribution networks to operate more efficiently, safely and reliably. Our investments in supply have focused on meeting our customers' exposure to peak demand, when market prices are high and resources are scarce. These investments will need to continue in the future for us to provide safe and reliable service.

The recent announcement to acquire 222 megawatts in 2026 from Avista's Colstrip ownership at no upfront cost will allow us to reliably serve our customers with 24/7 on-demand power at extremely affordable rates. The addition of this incremental Colstrip generation and the 175-megawatt gas-fired Yellowstone County Generating Station will move us from a significant capacity deficit in Montana to be resource adequate through the remainder of the decade.

We believe it is imperative to investors that our growth be supported by the Board's deep commitment to strong corporate governance. We have consistently been honored as one of the top utilities for corporate governance and in 2020 we achieved the fifth-best score of 50 North American Utilities by Moody's Investment Services.

To Our Regulators: As a public utility, we operate in a highly regulated industry. Public utilities commissions and many other regulatory bodies provide the oversight necessary to maintain the proper balance between customer rates, service quality and investor returns. If this balance is disrupted and too much emphasis is placed on any side of the scale, the



business will fail. For this reason, it is important that we work closely with the various regulatory bodies to assure that we are in compliance with laws and regulations, that we provide our customers safe, affordable and reliable energy, and that our investors earn a market-competitive return on their capital contribution.

To Our Employees: At every Board meeting and every other opportunity we have, we interact with the great team we have at NorthWestern. The first topic that is always discussed is safety. Our top priority is the safety of our employees and communities we serve. Our employees are called out in the harshest of conditions, dealing with equipment that – if not handled properly – can be life-threatening. Nothing is more important than the safety of our employees and our safety culture. We are very proud that this past year, we achieved our goals in safety while still completing one of the most aggressive work plans in our history. Thank you to our employees whose top priority is completing the job and going home safely at the end of the day.

At NorthWestern, our culture is our currency. The Board remains focused on our longstanding commitment to diversity and inclusion. We believe that diversity of thought, background and experience is vital to our culture. This era of COVID has proven some can work isolated from the world in our basements or at our kitchen tables. However, the nature of our work makes that impossible for many functions, and those that have been locked away yearn for the positive interactions that a Zoom call simply does not provide.

Our culture is built on collaborative interaction, mentorship and fellowship that makes NorthWestern the employer of choice in each of our markets. Commitment to safety, commitment to our customers, commitment to our environment, and commitment to our communities best describes what makes up our outstanding employee group.

No one has exemplified this culture more than retired CEO Bob Rowe. Bob assumed leadership of NorthWestern Energy at a time when vision, moral and the financial condition of our company had been compromised. Over the next two decades, Bob focused on rebuilding the culture of NorthWestern, a company with a proud history, dedicated workforce and tremendous potential. As Bob retires, he can reflect on his mission accomplished. Well done, Bob, well done.

Now we all look forward to Brian Bird's leadership as our new CEO. With many years of service to NorthWestern Energy, we are confident he will bring even more success to our company. We are all pleased to have Brian assuming this role.

In summary, I speak for all our Directors in saying it is an honor to serve on this Board. With appreciation for our current outstanding performance, and a vision for a rapidly changing future, we are committed to achieving the balance critical to our successes today, tomorrow and for years into the future.

Dana J. Dykhouse

Dana J. Dykhouse, Chairman of the Board

FINANCIAL HIGHLIGHTS

	2022	2021	Change
Utility Margin ($000's) *	$985,826	$946,768	4.1%
Net Income ($000's)	$183,008	$186,840	-2.1%
Diluted Earnings per Average Common Share	$3.25	$3.60	-9.7%
Return on Average Equity	7.4%	8.5%	-12.9%
Dividends Declared per Common Share	$2.52	$2.48	1.6%
Dividend Payout Ratio	77.5%	68.9%	12.6%
Total Debt to Capitalization Ratio	49.6%	52.1%	-4.8%
Total Capital Investment ($000's)**	$579,898	$463,362	25.2%
Number of Customers	764,200	753,600	1.4%
Number of Employees	1,530	1,483	3.2%
Retail Volumes Delivered (000's)			
Electric (megawatt hours)	10,566	10,191	3.7%
Natural Gas (dekatherms)	34,708	31,466	10.3%

*Utility Margin is considered a non-GAAP financial measure.
** PP&E Additons plus capital expenditures included in trade accounts payable



TOTAL SHAREHOLDER RETURN

The following table assumes $100 was invested in our common stock on January 1, 2018 and compares the share price performance with the S&P Utility Index and the S&P 500 Index for the years ending December 31, 2018, 2019, 2020, 2021 and 2022. Total return is computed assuming reinvestment of dividends.

	1/1/2018	12/31/2018	12/31/2019	12/31/2020	12/31/2021	12/31/2022
NorthWestern Energy	$100.00	$103.47	$128.83	$109.43	$111.70	$121.21
S&P 500 Index	$100.00	$95.62	$125.72	$148.85	$191.58	$156.88
S&P Utility Index	$100.00	$104.11	$131.54	$132.18	$155.53	$157.97

CREDIT RATINGS

	Fitch	Moody's	S&P
Senior Secured	A-	A3	A-
Unsecured	BBB+	Baa2	BBB
Commercial Paper	F3	Prime-2	A-2
Outlook	Stable	Stable	Stable

INVESTOR INFORMATION

CORPORATE SUPPORT OFFICE

NorthWestern Energy
3010 W. 69th Street | Sioux Falls, SD 57108
Phone: (605) 978-2900 | Fax: (605) 978-2910
website: www.northwesternenergy.com

INVESTOR RELATIONS

Phone: (605) 978-2945
Email: investor.relations@northwestern.com

MARKET INFORMATION AS OF DECEMBER 31, 2022

Nasdaq
Ticker Symbol:	NWE
Year-end Closing Price:	$59.34
Shares Outstanding:	59.7 million
Market Capitalization:	$3.5 billion
Dividend Yield:	4.2%

COMMON STOCK DIVIDENDS

In February 2023, we increased our quarterly dividend to 64 cents per share. Anticipated record and payment dates for 2023 are as follows:

RECORD DATE	PAYMENT DATE
March 15	March 31
June 15	June 30
September 15	September 29
December 15	December 29

REGISTRAR, TRANSFER AGENT AND DIVIDEND DISBURSING AGENT

Questions regarding stock transfer, lost certificates and dividend checks should be referred to:

Computershare
c/o Shareholder Services
150 Royall St.
Canton, MA 02021
Telephone: 1+ (800) 368-5948
Internet: www.computershare.com

DIVIDEND REINVESTMENT AND DIRECT STOCK PURCHASE PLAN

NorthWestern Energy offers a dividend reinvestment and direct stock purchase plan as a service to both new investors and current shareholders.
Information is available on our website at NorthWesternEnergy.com/dividend

2023 VIRTUAL ANNUAL MEETING

April 28, 2023
10:00 a.m. Mountain Daylight Time
www.virtualshareholdermeeting.com/NWE2023

INDEPENDENT REGISTERED ACCOUNTING FIRM

Deloitte & Touche LLP
50 South Sixth Street, Suite 2800
Minneapolis, MN 55402

BROKERAGE ACCOUNTS

Stock purchased and held for a shareholder by a broker is listed in the broker's name, or "street name." Annual and quarterly reports, proxy material and dividend payments are sent to shareholders by their broker. Questions should be directed to the broker.

FINANCIAL PUBLICATIONS

The company reports details concerning its operation and other matters periodically to the Securities and Exchange Commission on Form 8-K, Form 10-Q and Form 10-K. These publications are available on our website at NorthWesternEnergy.com/SECfilings. **You may request a copy of these publications, free of charge, by contacting Investor Relations.**

CORPORATE GOVERNANCE INFORMATION

Corporate governance information, including our Corporate Governance Guidelines, Code of Conduct and Ethics, Code of Ethics for CEO and Senior Financial Officers, and charters for the Committees of our Board of Directors, is available on our website at NorthWesternEnergy.com/CorpGov

This Annual Report is prepared primarily for the information of our shareholders and is not given in connection with the sale of any security or offer to sell or buy any security.

© 2023 NorthWestern Corporation. All rights reserved.
Printed on recycled paper.

**Montana
Operational Support Office**
11 East Park Street
Butte, MT 59701
(406) 497-1000

**South Dakota/Nebraska
Operational Support Office**
600 Market Street West
Huron, SD 57350
(605) 353-7478

**Corporate
Support Office**
3010 West 69th Street
Sioux Falls, SD 57108
(605) 978-2900



NorthWestern® Energy
Delivering a Bright Future